Michael McAlevey
Chief Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2967
F 203 373 3079
michael.mcalevey@ge.com
Via FedEx and EDGAR

July 28, 2006

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Company Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 1-00035

Dear Ms. Blye:

As discussed with your office, we are supplementing the letter dated July 14, 2006 we had previously submitted, in response to your comment letter dated June 15, 2006, to Keith S. Sherin, Senior Vice President and Chief Financial Officer of the General Electric Company relating to the above-referenced document.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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July 28, 2006	Page 2
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

For the convenience of the Staff, we provided a copy of this letter to Pradip Bhaumik, Peggy Fisher and Eric Atallah. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY
/s/Michael McAlevey
Michael McAlevey
Chief Corporate and Securities Counsel